[Letterhead of Sutherland Asbill & Brennan LLP]

September 9, 2014

VIA EDGAR

Mr. Asen Parachkevov
Attorney Advisor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Priority Senior Secured Income Fund, Inc.
Post-Effective Amendment No. 3 to the
Registration Statement on Form N-2
filed September 9, 2014

Dear Mr. Parachkevov:

On behalf of Priority Senior Secured Income Fund, Inc. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Post-Effective Amendment No. 3 to the Company’s registration statement on Form N-2, filed with the Commission concurrently herewith (the “Post-Effective Amendment”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Post-Effective Amendment contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-182941) (the “Initial Registration Statement”), initially filed with the Commission on July 31, 2012 and declared effective, as amended, on May 9, 2013, except for (i) revisions reflecting material developments relating to the Company since the effective date of the Initial Registration Statement, and (ii) the inclusion of annual audited financial statements and related financial data for the year ended June 30, 2014, together with disclosure relating thereto.

* * *

If you have any questions or additional comments concerning the foregoing, please contact Cynthia R. Beyea at (202) 383-0472, Steven B. Boehm at (202) 383-0176, or the undersigned at (202) 383-0515.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:    Steven B. Boehm
Cynthia R. Beyea